Exhibit 99.1

SatixFy Regains Compliance with NYSE American Continued
Listing Standards

REHOVOT, Israel, December 18, 2024. SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE AMERICAN: SATX), today announced that it has regained compliance with the continued listing standards of the NYSE American LLC (“NYSE American”).

On December 16, 2024, SatixFy received written notice from the NYSE American confirming that the Company has resolved the continued listing deficiencies previously referenced in NYSE American’s letter, dated November 30, 2023 and set forth in Sections 1003(a)(i), (ii) and (iii) of the NYSE American Company Guide (the “Company Guide”). NYSE confirmed that the Company has demonstrated compliance with the continued listing standard for a period of two consecutive quarters as required under Section 1009(f) of the Company Guide.

SatixFy remains committed to maintaining full compliance with NYSE American listing requirements and continues to focus on its operational and financial objectives.

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the U.S., U.K. and Bulgaria. For more information, please visit www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statement in this press release when it discusses its ability to continue to remain in compliance with NYSE American listing standards. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com